Ecopetrol announces the publication date of its

second-quarter earnings report and conference calls

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that on Wednesday, August 3, 2022, after market close, it will release its financial and operating results for the second quarter of 2022.

On Thursday, August 4, 2022, Ecopetrol’s senior management will host two conference calls to review the results, one in Spanish and the other in English. Please find below the timing, dial-in, and links to access the conferences:

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=E8DA00BD-D6AE-4E05-86C9-04474345F0BB&LangLocaleID=1034

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=BFCC73C2-3E0E-42AB-93CD-6AFF7E83DDC4&LangLocaleID=1033

To ask a question, participants will need to access the conference through the following telephone lines:

Spanish Conference Call	English Conference Call
08:00 a.m. CO Time	10:00 a.m. CO Time
09:00 a.m. NY Time	11:00 a.m. NY Time
US Dial-in: 404 400 0571
US Dial-in (Toll Free): 866 374 5140
CO Dial-in: 57 601 485 0348
CO Dial-in (Toll Free): 57 800 519 0788
Spanish Passcode: 43162453	English Passcode: 81169886

Participants from different countries may search for different international numbers to the ones mentioned above by consulting the following link:

https://1drv.ms/b/s!AppisLgkpP8lzmUV-ekYg0rNK9JN?e=3prv6r

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please verify in advance the proper operation of the webcast in your browser. We recommend the use of the latest versions of Internet Explorer, Google Chrome, and Mozilla Firefox.

Bogota D.C., July 27, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co